# UNITED STATES OF AMERICA
## Before the
## SECURITIES AND EXCHANGE COMMISSION

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 60369 / July 23, 2009**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-13562**

|  |  |
|---|---|
| **In the Matter of**<br><br>**STANDARD METALS<br>CORPORATION,**<br><br>**Respondent.** | **ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES** |

### I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Standard Metals Corporation ("Standard Metals" or "Respondent").

### II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") that the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Administrative Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

### III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

A.    Standard Metals, a Delaware corporation with its principal place of business in Haverford, Pennsylvania, owns various abandoned precious metals mines and mining sites in Colorado and Arizona.  The company ceased active operations in approximately 1996, and on March 1, 2000, the Delaware Secretary of State revoked the company's corporate charter for non-payment of taxes.  Standard Metals' common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act.  Standard Metals stock has previously traded on the American Stock Exchange, the Pacific Stock Exchange, and the Intermountain Stock Exchange, and was also previously quoted through the National Association of Securities Dealers Automated Quotation System.  The stock is currently quoted under the name American Holdings, Inc. through the Pink Sheets managed by Pink OTC.

B.    Standard Metals has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K for any period subsequent to its fiscal year ending December 31, 1996, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 1997.

**IV.**

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder.  No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Repondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.


Elizabeth M. Murphy
Secretary